UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to _________
Commission File Number 0-49992
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors of
TD Ameritrade Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Chicago, Illinois
June 27, 2011

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash	$34,217	$229,699
Investments, at fair value (Notes 3, 4 and 5)	375,368,465	296,256,258
Receivables:
Employer contributions	18,289,850	12,616,999
Notes receivable from participants	9,692,228	6,780,124
Due from brokers	508,244	245,209

Total receivables	28,490,322	19,642,332

Total assets	403,893,004	316,128,289

Liabilities
Due to brokers	592,227	605,506

Total liabilities	592,227	605,506

Net assets available for benefits	$403,300,777	$315,522,783

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2010	2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$34,170,866	$67,768,537
Dividend income	3,973,882	3,857,368
Interest income	14,935	8,318

Net investment income	38,159,683	71,634,223

Interest income on notes receivable from participants	403,177	354,499
Contributions:
Employer	28,004,698	20,252,004
Participants	32,032,318	24,238,533

Total contributions	60,037,016	44,490,537

Transfer from acquired company plan (Note 1)	14,845,471	—

Total additions	113,445,347	116,479,259

Deductions from net assets attributed to:
Distributions to plan participants	25,233,138	20,375,564
Administrative expenses (Notes 2 and 5)	434,215	444,870

Total deductions	25,667,353	20,820,434

Net increase	87,777,994	95,658,825
Net assets available for benefits:
Beginning of year	315,522,783	219,863,958

End of year	$403,300,777	$315,522,783

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2010 and 2009
1. Description of Plan
The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. (TDAOH). The Plan covers employees of TD Ameritrade Holding Corporation (the Parent) and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Parent is the plan administrator. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
On June 11, 2009, the Parent acquired thinkorswim Group Inc. On August 11, 2009, the Plan Committee approved the merger of the thinkorswim Group Inc. 401(k) Plan into the Plan. During 2010, assets held in the thinkorswim Group Inc. 401(k) Plan with a fair value of $14,845,471 were transferred into the Plan. This transfer is reflected on the Statements of Changes in Net Assets Available for Benefits as “Transfer from acquired company plan.”
Contributions — Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the Code). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65. The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. Highly compensated employees who are participants in the TD Ameritrade Holding Corporation Management Incentive Plan, or its successor plan or plans, shall not be eligible to receive Company matching or discretionary contributions.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
Participant Accounts — Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant’s normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans — Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.
Forfeited Accounts — Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s contributions. In addition to the Company contributions, forfeitures of $300,000 and $258,583 were allocated to participant accounts for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, unallocated forfeitures of $874,454 and $670,287, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company contributions in the subsequent year. In addition, as of December 31, 2010, unallocated forfeitures of $2,134,379 were included in investments and may be available to pay Plan administrative expenses and supplement Company contributions in future years, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Reclassifications — As of December 31, 2009, $6,780,124 has been reclassified from investments to notes receivable from participants on the statements of net assets available for benefits. For the year ended December 31, 2009, $354,499 has been reclassified from interest income to interest income on notes receivable from participants on the statements of changes in net assets available for benefits. Each of these reclassifications was made in order to conform to the current year financial statement presentation as the result of a recently adopted accounting pronouncement.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition — Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.
Administrative Expenses — The Company pays certain administrative expenses for the Plan. Only expenses paid by the Plan are reflected in the Plan’s financial statements.
Payment of Benefits — Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements — In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were classified as investments. ASU 2010-25 is effective for fiscal years ended after December 15, 2010 and is required to be applied retrospectively to all prior periods presented. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurements as set forth in Accounting Standards Codification (ASC) 820-10. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
3. Investments
The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2010	2009

Investments at fair value as determined by quoted market price or quoted net asset value:
TD Ameritrade Holding Corporation common stock	$61,532,933	$63,463,653
T. Rowe Price Mid Cap Growth Fund	37,543,882	27,010,803
Vanguard Reserve Prime Money Market Institutional Fund	30,478,244	23,677,389
Lazard Emerging Markets Open Fund	26,343,509	19,539,733
T. Rowe Price Small Cap Value Fund	22,355,764	16,108,123
American Funds Growth Fund of America R5	22,146,981	17,678,860
During 2010 and 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31,
	2010	2009

Net change in fair value:
TD Ameritrade Holding Corporation common stock	$(1,253,501)	$18,004,208
The Toronto-Dominion Bank common stock	1,242,130	2,846,016
Mutual funds	31,735,614	42,386,660
Self-directed brokerage accounts	2,446,623	4,531,653

Net appreciation in fair value of investments	$34,170,866	$67,768,537

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
4. Fair Value Disclosures
Fair Value Measurement — Definition and Hierarchy
ASC 820-10, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
In determining fair value, the Plan uses various valuation approaches, including market, income and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

•	Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments. Level 2 assets are held in self-directed brokerage accounts.

•	Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
The following tables present the Plan’s fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2010 and 2009:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$61,532,933	$—	$—	$61,532,933
The Toronto-Dominion Bank common stock	7,954,312	—	—	7,954,312
Mutual funds
Lifecycle	53,794,716	—	—	53,794,716
Foreign Large Cap Blend	40,807,282	—	—	40,807,282
Medium Cap Growth	37,646,666	—	—	37,646,666
Large Cap Growth	22,763,713	—	—	22,763,713
Small Cap Blend	22,422,517	—	—	22,422,517
Fixed Income	22,307,033	—	—	22,307,033
Large Cap Blend	21,969,449	—	—	21,969,449
Large Cap Value	14,465,741	—	—	14,465,741
Other	1,254,212	26,445	—	1,280,657
Equity securities	26,275,752	—	—	26,275,752
Money market mutual funds	41,533,689	—	—	41,533,689
Corporate debt securities	—	494,130	—	494,130
U.S. government debt securities	—	119,875	—	119,875

Total assets at fair value	$374,728,015	$640,450	$—	$375,368,465

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$63,463,653	$—	$—	$63,463,653
The Toronto-Dominion Bank common stock	6,691,171	—	—	6,691,171
Mutual funds
Lifecycle	35,191,712	—	—	35,191,712
Foreign Large Cap Blend	31,790,506	—	—	31,790,506
Medium Cap Growth	27,075,880	—	—	27,075,880
Large Cap Growth	17,974,599	—	—	17,974,599
Fixed Income	17,565,529	—	—	17,565,529
Large Cap Blend	17,329,435	—	—	17,329,435
Small Cap Blend	16,157,006	—	—	16,157,006
Large Cap Value	11,987,831	—	—	11,987,831
Other	1,166,538	48,813	—	1,215,351
Equity securities	19,586,614	—	—	19,586,614
Money market mutual funds	29,696,691	—	—	29,696,691
Corporate debt securities	—	364,678	—	364,678
U.S. government debt securities	—	165,602	—	165,602

Total assets at fair value	$295,677,165	$579,093	$—	$296,256,258

Valuation Techniques
•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank Common Stock — Fair value is determined by quoted market prices.

•	Mutual Funds — Fair value is determined by quoted net asset value.

•	Debt Securities — The primary inputs to the valuation of debt securities include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.
The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009. There were no transfers between any levels of the fair value hierarchy during the

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
years ended December 31, 2010 and 2009. There were no nonfinancial assets or liabilities measured at fair value during the years ended December 31, 2010 and 2009.
5. Parties-in-Interest
The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2010, The Toronto-Dominion Bank owned approximately 46.1% of the Parent’s common stock, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among The Toronto-Dominion Bank, the Parent and certain other stockholders. TD Ameritrade, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts.
Orchard Trust Company, LLC is the non-discretionary trustee as defined by the Plan. Administrative and recordkeeping expenses of $424,882 and $426,550 were paid to Great-West Retirement Services in 2010 and 2009, respectively. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
At December 31, 2010, the Plan held 3,240,281 shares of Parent common stock with a cost basis of $42,934,461 and 107,043 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,036,495.
The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2010	2009
Dividends on common stock:
Parent	$163,157	$—
The Toronto-Dominion Bank	251,726	294,352

	$414,883	$294,352

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 47-0642657, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year)
December 31, 2010

Identity of Issue, Borrower,	Description of Investment Including Collateral, Rate
Lessor or	of Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TD Ameritrade Holding Corporation*	Common stock, 3,240,281 shares	$61,532,933
TD Ameritrade, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	42,092,769
The Toronto-Dominion Bank*	Common stock, 107,043 shares	7,954,312
American Funds	American Funds Growth Fund of America R5, 728,759 shares	22,146,981
Goldman Sachs	Goldman Sachs Large Cap Value Institutional Fund, 1,193,083 shares	14,185,753
The Lazard Funds, Inc.	Lazard Emerging Markets Open Fund, 1,187,179 shares	26,343,509
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,317,702 shares	14,297,065
T. Rowe Price	T. Rowe Price International Bond Fund, 219,866 shares	2,187,668
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 641,447 shares	37,543,882
T. Rowe Price	T. Rowe Price Retirement 2005 Fund, 23,365 shares	264,958
T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 57,213 shares	877,647
T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 187,286 shares	2,226,834
T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 298,997 shares	4,915,514
T. Rowe Price	T. Rowe Price Retirement 2025 Fund, 237,261 shares	2,856,625
T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 650,236 shares	11,236,080
T. Rowe Price	T. Rowe Price Retirement 2035 Fund, 486,201 shares	5,946,239
T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 873,421 shares	15,215,001
T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 367,831 shares	4,270,522
T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 471,803 shares	4,595,365
T. Rowe Price	T. Rowe Price Retirement 2055 Fund, 127,163 shares	1,224,584
T. Rowe Price	T. Rowe Price Retirement Income Fund, 70,454 shares	923,643
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 618,759 shares	22,355,764
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 152,491 shares	17,538,007
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 30,478,244 shares	30,478,244
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 357,130 shares	3,785,573
The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund, 905,262 shares	14,266,934
The Vanguard Group, Inc.	Vanguard Total Stock Market Index Signal Fund, 134,757 shares	4,106,059
Loans to Participants*	Maturing from January 2011 to December 2025, interest range: 4.25% to 10.5%	9,692,228

		$385,060,693

*	Represents a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 27, 2011	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD Ameritrade Holding Corporation Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP